MERRILL LYNCH MORTGAGE INVESTORS, INC.
              MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                           4 World Financial Center
                               250 Vesey Street
                           New York, New York 10080

                                April 19, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:     Mr. Daniel H. Morris and Ms. Susan C. Block
               Mail Stop 3561

                    Re:  Merrill Lynch Mortgage Investors, Inc.
                         Registration Statement Number 333-130408
                         ----------------------------------------

Ladies and Gentlemen:

               Pursuant to Rule 461 of the Securities Act of 1933, as amended, Merrill Lynch Mortgage Investors, Inc. (the "Registrant") and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Managing Underwriter") hereby submit a request for acceleration. The Registrant has filed a Registration Statement on Form S-3 (No. 333-130408) with the Securities and Exchange Commission (the "Commission"). We hereby request that it be declared effective at 11:00 a.m. on April 20, 2006, or as soon thereafter as practicable.

               We acknowledge and represent to the Commission that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert the action of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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                             Sincerely yours,

                             MERRILL LYNCH MORTGAGE INVESTORS, INC.
                                  Registrant

                             By:           /s/ David M. Rodgers
                                  ----------------------------------------------
                                   Name:  David M. Rodgers
                                   Title: Executive Vice President,
                                          Chief Officer in Charge of
                                          Commercial Mortgage Securitization

                             MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                  Managing Underwriter

                             By:           /s/ David M. Rodgers
                                   ---------------------------------------------
                                    Name:  David M. Rodgers
                                    Title: Authorized Signatory